 EXHIBIT 99.1

December 21, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES UPDATED DFS COMPLETION DATE FOR MARICUNGA PROJECT

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB:BLILF) (FRANKFURT: B6K2) is pleased to announce that the Definitive Feasibility Study (“DFS”) for the Maricunga Lithium Project (the “Maricunga Project”) is in the final stages of completion awaiting the final independent written report from WorleyParsons. The Maricunga Project is wholly owned and operated by the joint-venture company, Minera Salar Blanco (“MSB”) and Bearing holds an 18% interest in MSB.

It is anticipated that WorleyParsons will have the final documentation completed for a detailed release of the DFS outcomes in January 2019. This report will meet AACE 18R-97, Class 2 estimation standards with a +/-15% accuracy.

WorleyParsons is a global engineering company with headquarters in Australia and is listed on the ASX. The company has extensive expertise in engineering, procurement and construction and working across the infrastructure, mining, chemicals and hydrocarbon sectors. WorleyParsons undertook engineering design for the definitive feasibility study on the Cauchari lithium brine project in Argentina. The company has also undertaken extensive engineering and feasibility works at the largest producing lithium brine project at the Salar de Atacama in Chile. The company brings a wealth of infrastructure design, geotechnical, chemical, mechanical and electrical skills to the project.

Minera Salar Blanco’s Chief Executive Officer, Cristobal Garcia-Huidobro, commented:

“We look forward to providing the results to shareholders early in the New Year. We wish all our shareholders well for the festive season and thank them for their support during 2018. For the Company, 2019 promises to be an exciting year, with completion of the feasibility study and the project advancing to approval of the project Environmental Impact Assessment (“EIA”). The lithium market continues to have a very positive outlook and we look forward to moving the project towards development.”

About Bearing Lithium Corp.

Bearing Lithium Corp. is a lithium-focused mineral exploration and development company. Its primary asset is an 18% interest in the Maricunga Lithium Brine Project in Chile. The Maricunga Project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the Maricunga Project to date and all expenditures through to the delivery of a Definitive Feasibility Study in January 2019, have been fully-funded by the earn-in joint-venture partner.

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things, completion of a Definitive Feasibility Study, project financing and the future prospects of the Maricunga Project. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, the Company does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.